UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-38737

TuanChe Limited

(Exact name of registrant as specified in its charter)

9F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District

Beijing 100038, People’s Republic of China

(86-10) 6399-8902

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K/A of TuanChe Limited (the “Company”) amends the Company’s reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 30, 2022, October 21, 2022, November 4, 2022, November 17, 2022, November 28, 2022, December 27, 2022, February 21, 2023, February 22, 2023, May 24, 2023, June 15, 2023, August 21, 2023, October 18, 2023, and November 22, 2023 (each a “Form 6-K”), solely to incorporate by reference the information contained in each Form 6-K into the Company’s registration statement on Form F-3 (Registration No. 333-264942) filed with the SEC with an effective date of September 8, 2022. The report on each Form 6-K, as amended, shall be a part of the Company’s registration statement on Form F-3 from the date on which the Form 6-K was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TuanChe Limited

Date:	January 24, 2024	By:	/s/ Simon Li
		Name:	Simon Li
		Title:	Chief Financial Officer